Filed by Hilb Rogal & Hobbs Company
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Hilb Rogal & Hobbs
Company Commission File No. 000-15981

The following is part of a newsletter sent to the employees of Hilb Rogal & Hobbs Company on July 31, 2008.

MESSAGE FROM MELL

Since June 8, when Willis and HRH announced their agreement to join forces, we have spent much of our time looking forward.

We’re looking forward with anticipation and excitement to the day when we officially complete the transaction that combines our two companies, and we begin operating as one Willis HRH in North America. That should happen early in the fourth quarter.

We’re also looking forward to a successful integration, to that point in the future when our organizations, systems and resources are completely aligned – from one end of the company to the other – and we’re able to work together seamlessly and efficiently for the good of our clients. It won’t happen overnight. But with the plans we’re developing now, I know we’ll get off to a strong start, and work diligently toward that goal over the next two years.

I’m proud of what our integration teams have been able to accomplish in the short time since we announced our combination. They are working incredibly hard to make sure the integration goes as smoothly as possible. With this much progress in just two months, there are few limits to what we will be able to accomplish in the remaining time.

Last week, in London, we had the opportunity to discuss our integration plans and progress with the Willis Board of Directors, and the week before that with the HRH Board of Directors in Richmond. Both Boards were very impressed with the precision and thoughtfulness we’re applying to the process, and they are fully supportive of our efforts and confident we’ll succeed.

But even as we look forward to a great future together, both companies paused briefly this week to look back on their respective performances over the past quarter. Willis and HRH both announced their second-quarter earnings on Wednesday, which are available to view on each company’s Web site.

All in all, we’re on track for an industry-leading performance in 2008, and before the end of the year, the new Willis HRH will be a reality. With double the revenues, double the geographic reach, and more than double the business in Employee Benefits, we will be a force to be reckoned with in North America. I’m looking forward, as I know you all are, to the great opportunities that lie ahead.

Best,

/s/ Martin L. Vaughan, III

Forward-Looking Statements
This communication may contain forward-looking information regarding Willis Group Holdings Limited and Hilb Rogal & Hobbs Company and the combined company after the completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the potential benefits of the business combination transaction involving Willis and HRH, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of Willis's and HRH's management that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, regulatory and other approvals on the proposed terms and schedule, the proposed transaction may not be consummated on the proposed terms and schedule, uncertainty of the expected financial performance of Willis following completion of the proposed transaction, Willis may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected, the integration of HRH with Willis's operations may not be successful or may be materially delayed or may be more costly or difficult than expected, general industry and market conditions, general domestic and international economic conditions and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of Willis's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and Item 1A of HRH's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and similar sections of each company's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008. Copies of said 10-Ks and 10-Qs are available online at http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the Federal securities laws, Willis and HRH undertake no obligation to release publicly any revisions to any forwardlooking statements to reflect events or circumstances after the date of this communication.

Important Merger Information
The proposed merger between Willis and HRH will be submitted to the HRH shareholders for their consideration. Willis has filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that includes a preliminary proxy statement of HRH that also constitutes a prospectus of Willis. HRH shareholders and other investors are urged to read the Registration Statement and the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as any other relevant documents concerning the proposed transaction and the companies that HRH or Willis files with the SEC (and any amendments or supplements to those documents), because these will contain important information. Investors will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Willis and HRH, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. You may also obtain these documents, free of charge, from Willis’ website (www.willis.com) under the tab “Investor Relations” and then under the heading “Financial Reporting” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from HRH’s website (www.hrh.com) under the heading “Investor Relations” and then under the tab “SEC Filings.” Willis, HRH and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from HRH shareholders in connection with the proposed transaction. Information about Willis’ directors and executive officers is available in Willis’ proxy statement, dated March 17, 2008. Information about HRH’s directors and executive officers is available in HRH’s proxy statement, dated March 31, 2008. Additional information about the interests of potential participants will be included in the definitive prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus, meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.